Mail Stop 4561

October 10, 2008

Wang Yanbin
Chairman and Chief Executive Officer
Rodobo International, Inc.
380 Changjiang Road, Nangang District
Harbin, PRC 150001

> **Re:** **Rodobo International, Inc.**
> **Form 8-K filed October 6, 2008**
> **File No. 000-50340**

Dear Mr. Yanbin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed October 6, 2008

1.   Amend your Form 8-K to disclose whether Bernstein & Pinchuk LLP "resigned, declined to stand for re-election or was dismissed" as required by Item 304(a)(1)(i) of Regulation S-K.

2.   Tell us when Bernstein & Pinchuk LLP resigned, declined to stand for re-election or was dismissed. In this regard, your disclosure that "[o]n September 30, 2008, in connection with the acquisition of Mega, Navstar terminated the services of Bernstein & Pinchuk LLP, as the Company's independent auditor." appears to conflict with your disclosure that "[d]uring Navstar's most recent fiscal year and during any subsequent interim period prior to the February 5 termination as

Navstar's independent auditors." Please amend your Form 8-K to remedy the inconsistency.

3. We note several references to Regulation S-B in your Form 8-K. Please amend your filing to refer to the appropriate disclosure rules and regulations as you are no longer permitted to reference disclosure requirements of Regulation S-B. Rather you should be referring to the scaled disclosures for "smaller reporting company" as they currently appear in Regulation S-K. We refer you to SEC Release No 33-8876, Smaller Reporting Company Regulatory Relief and Simplification.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Wang Yanbin
Rodobo International, Inc.
October 10, 2008
Page 3

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Jason Niethamer at (202) 551- 3855.

           Sincerely,

           /s/ Stephen Krikorian

           Stephen Krikorian
           Accounting Branch Chief